UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2011
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Repurchase of its Convertible Senior Notes
     We, LDK Solar Co., Ltd., have announced that, pursuant to the terms of the indenture governing our 4.75% convertible senior notes due 2013, or the convertible notes, and at the option of the holders, we repurchased on April 15, 2011 an aggregate principal amount of $351,775,000 of such convertible notes that we issued in April 2008.
     On April 15, 2008, we issued an aggregate principal amount of $400,000,000 of 4.75% convertible senior notes due 2013, which are convertible into our ADSs based on an initial conversion rate of 25.4534 ADSs per $1,000 principal amount of such convertible notes, subject to adjustments and limitations. Prior to April 15, 2011, we repurchased an aggregate principal amount of $13,400,000 of the convertible notes from the open market, which were cancelled accordingly. On December 29, 2010, through an exchange offer, we exchanged $31,918,000 in aggregate principal amount of the convertible notes with an equivalent principal amount of new convertible senior notes, or the new convertible notes, which differ from the exchanged convertible notes in that the holders of the new convertible notes cannot require us to repurchase such new convertible notes on April 15, 2011. Subsequent to our repurchase of $351,775,000 of the convertible notes on April 15, 2011, the aggregate principal amount of the convertible notes that remain outstanding, including the new convertible notes, is $34,825,000.
     Our press release issued on April 18, 2011 is attached hereto as Exhibit 99.5.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: April 18, 2011

EXHIBIT 99.5: PRESS RELEASE
LDK Solar Announces Repurchase of its Convertible Senior Notes
XINYU CITY, China and SUNNYVALE, Calif., April 18, 2011 — LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers and PV products, today announced that, pursuant to the terms of the indenture governing its 4.75% convertible senior notes due 2013 (“convertible notes”) and at the option of the holders, it repurchased on April 15, 2011 an aggregate principal amount of $351,775,000 of such convertible notes that it issued in April 2008.
On April 15, 2008, LDK Solar issued an aggregate principal amount of $400,000,000 of 4.75% convertible senior notes due 2013, which are convertible into its ADSs based on an initial conversion rate of 25.4534 ADSs per $1,000 principal amount of such convertible notes, subject to adjustments and limitations. Prior to April 15, 2011, LDK Solar repurchased an aggregate principal amount of $13,400,000 of the convertible notes from the open market, which were cancelled accordingly. On December 29, 2010, through an exchange offer, LDK Solar exchanged $31,918,000 in aggregate principal amount of the convertible notes with an equivalent principal amount of new convertible senior notes (“new convertible notes”), which differ from the exchanged convertible notes in that the holders of the new convertible notes cannot require LDK Solar to repurchase such new convertible notes on April 15, 2011. Subsequent to the repurchase by LDK Solar of $351,775,000 of the convertible notes on April 15, 2011, the aggregate principal amount of the convertible notes that remain outstanding, including the new convertible notes, is $34,825,000.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and a leading manufacturer of solar wafers in terms of capacity. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, modules and cells. The Company also engages in project development activities in selected segments of the PV market. Through its broad product offering, LDK Solar provides its customers with a full spectrum of PV solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.
Safe Harbor Statement for LDK Solar
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

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